Biofrontera AG: Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

07.05.2018 / 16:00

The issuer is solely responsible for the content of this announcement.

1. Details of the person discharging managerial responsibilities / person closely associated

a) Name

Title:	Dr.
First name:	Montserrat
Last name(s):	Foguet Roca

2. Reason for the notification

a) Position / status

Position:	Senior Vice President, Regulatory Affairs and Production

b) Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a) Name

Biofrontera AG

b) LEI

391200D6GFSVFGFQTL13

4. Details of the transaction(s)

a) Description of the financial instrument, type of instrument, identification code

Type:	Share

ISIN:	DE0006046113

b) Nature of the transaction

Acquisition

Transaction linked to the exercise of share option programmes

c) Price(s) and volume(s)

Price(s)	Volume(s)

3.81 EUR	34290.00 EUR

d) Aggregated information

Price	Aggregated volume

3.8100 EUR	34290.0000 EUR

e) Date of the transaction

2018-05-02; UTC+2

f) Place of the transaction

Outside a trading venue